                            Filed by F&M National Corporation pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. Commission File No.: 0-5929

                            Subject Company: Community Bankshares of
                              Maryland, Inc.
                            Commission File No.: none


                            FOR IMMEDIATE RELEASE:
               Contact:     Alfred B. Whitt, Vice Chairman/President/CEO,
                              F&M National Corporation
                              (540) 665-4282
                            Thomas G. Moore, President
                              Community Bankshares of Maryland
                              (301) 464-6300
               For Release: August 23, 2000



            F&M NATIONAL CORPORATION ANNOUNCES PLAN OF AFFILIATION
                     WITH COMMUNITY BANKSHARES OF MARYLAND

WINCHESTER, VIRGINIA, August 23, 2000 (NYSE: FMN). F&M National Corporation and Community Bankshares of Maryland, Bowie, Maryland, today announced the signing of a definitive agreement for the affiliation of Community with F&M. Through its 4 banking offices, Community provides a broad array of financial services to individuals and small to medium sized businesses. At June 30, 2000, Community reported total assets of approximately $79.0 million and total stockholders equity of approximately $9.0 million.

Under the terms of the agreement, F&M will exchange 0.75 shares of its common stock for each share of Community stock. The transaction has an indicated value of approximately $13.1 million, or $18.05 per Community share, based on F&M's closing price on August 22, 2000, of $24.06. The transaction is calculated at
1.40 times the estimated book value for 2000. The offer is 17.3 times 2000 estimated earnings. It is anticipated the deal will be accretive to F&M book value and, with an approximate 20% savings in Community's operating expenses, will be accretive to earnings in 2001.

"We are extremely pleased to have such a quality institution join the F&M family of community banks and expand our franchise in Maryland," said Alfred B. Whitt, F&M's President and Chief Executive Officer, in announcing the transaction. ``The affiliation is a positive one for both our organizations, as well as our respective shareholders and customers."

William V. Meyers, Chairman of Community, added, "We will have a larger partner and be able to expand the products and services available to our customers including, among others, Internet banking, insurance, and trust services. The transaction will enhance our already strong bank. F&M has a long history of permitting its banking affiliates to operate in the best interests of the communities they serve, while offering to these communities the advantages that are derived from a much larger banking organization. F&M is a people-oriented organization that enjoys an excellent reputation with their customers, employees and the communities it serves."

The transaction, expected to be completed no later than the first quarter of 2001, has been approved by each company's Board of Directors and requires the approval of various regulatory agencies and the shareholders of Community and satisfaction of other standard conditions. The transaction is intended to qualify as a tax-free exchange and be accounted for as a pooling of interests. Community Bank of Maryland, the banking subsidiary, will merge with F&M Bank-Allegiance to provide financial services throughout its Maryland markets, and will provide 11 locations in Bowie, Annapolis, Upper Marlboro, Bethesda, Beltsville, Gaithersburg, Landover, Rockville, Silver Springs, and Wheaton.

F&M National Corporation is a multi-bank holding company headquartered in Winchester, Virginia, with assets in excess of $3.28 billion at June 30, 2000, and 128 banking offices. An acquisition of $310 million in deposits and 15 locations was announced on May 4 and is scheduled to close on August 25, 2000. On July 6, F&M and Atlantic Financial Corp, Newport News, Virginia, with total assets of approximately $385 million, announced the signing of a definitive agreement for the affiliation of Atlantic with F&M. F&M currently operates ten banking affiliates: eight in Virginia which are F&M Bank-Winchester, Winchester; F&M Bank-Massanutten, Harrisonburg; F&M Bank-Richmond, Richmond; F&M Bank-Central Virginia, Charlottesville; F&M Bank-Emporia, Emporia; F&M Bank-Peoples, Warrenton; F&M Bank-Northern Virginia, Fairfax; and F&M Bank- Highlands, Covington; and in West Virginia, F&M Bank-West Virginia, Ranson; and in Maryland, F&M Bank-Allegiance, Bethesda.

F&M offers insurance and financial services through its subsidiaries, F&M- Shomo & Lineweaver and F&M-J.V. Arthur. F&M also operates F&M Trust Company. F&M's common stock is listed on the New York Stock Exchange under the symbol FMN.

Forward-Looking Statements:

This press release contains certain forward-looking statements about the proposed affiliation of F&M and Community. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Certain factors that could cause actual results to differ materially from expected include, but are not limited to, delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating F&M and Community, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which F&M and Community are engaged, and changes in the securities markets. For more information on factors that could affect expectations, see F&M's Annual Report on Form 10-K for the year ended December 31, 1999.

Shareholders of F&M and Community and other investors are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by F&M with the U. S. Securities and Exchange Commission in connection with the proposed transaction.

                                *  *  *  *  *  *

The press release as issued on August 23, 2000 omitted the following disclosure which is being made in accordance with Rule 165 of the U. S. Securities and Exchange Commission ("SEC").

The foregoing may be deemed to be offering materials of F&M National Corporation in connection with F&M's proposed acquisition of Community Bankshares of Maryland on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated August 23, 2000, between F&M and Community Bankshares of Maryland.

Shareholders of Community Bankshares of Maryland and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which F&M will file with the SEC in connection with the proposed merger because it will contain important information about F&M, Community Bankshares of Maryland, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's website (http://www.sec.gov) and from F&M and Community Bankshares of Maryland as follows:

Secretary
F&M National Corporation
9 Court Square
P. O. Box 2800
Winchester, Virginia 22604
Phone:  (540) 665-4200

Secretary
Community Bankshares of Maryland
16410 Heritage Boulevard
Bowie, Maryland 20716
Phone:  (301) 464-6300


In addition to the proposed registration statement and proxy statement/prospectus, F&M files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. F&M's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's website at http://www.sec.gov.